Exhibit 8.2

Crowe LLP Independent Member Crowe Global 3815 River Crossing Parkway Suite 300 Indianapolis, Indiana 46240 Tel 317.569.8989 Fax 317.706.2660 www.crowe.com

March 8, 2021

Boards of Directors

Blue Foundry, MHC

Blue Foundry Bancorp

Blue Foundry Bancorp, Inc.

Blue Foundry Bank

19 Park Avenue

Rutherford, New Jersey 07070

RE:	New Jersey Income Tax Consequences Relating to the Conversion of Blue Foundry, MHC into the capital stock form of organization

To The Members of the Board of Directors:

You have asked for our opinion regarding New Jersey corporation business tax consequences and certain New Jersey personal income tax consequences that will result from the conversion of Blue Foundry, MHC, a federal mutual holding company (the “Mutual Holding Company”) into the capital stock form of organization (the “Conversion”), pursuant to the Plan of Conversion and Reorganization Blue Foundry, MHC, adopted January 20, 2021 (the “Plan”), and the integrated transactions described below. The relevant transactions referenced in the Plan and in the federal income tax opinion prepared by Luse Gorman, PC are summarized below. All capitalized terms used in this letter shall have the meanings assigned to them in the Plan, unless otherwise defined herein. We have not considered any non-income-based taxes, or federal, local, or foreign income tax consequences. We have also not considered New Jersey taxes other than those recited in this opinion or taxes that might be levied by other states, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any issues outside of the above-specified New Jersey taxes. We also express no opinion on non-tax issues such as corporate law or securities law matters. We express no opinion other than that as stated below, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in the Plan, including all exhibits attached thereto, and upon the “Description of Proposed Transactions” included within the federal income tax opinion regarding the Plan, as prepared by Luse Gorman, PC, dated March 8, 2021, (the “Federal Tax Opinion”). We have assumed these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided with all of the facts necessary to render our opinion.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations upon which we have relied may require a modification of all or a part of this opinion.

The discussion and conclusions set forth herein are based upon the New Jersey statutes and existing administrative and judicial interpretations thereof, as of the date of this letter, all of which are subject to change. If there is a change, including a change having retroactive effect, in the statues, or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

Under the terms of the Plan, the Conversion will be effected, in part, by the following relevant transactions:

(i)	The Holding Company will be organized as a first tier Delaware-chartered stock holding company subsidiary of Blue Foundry Bancorp, a New Jersey corporation (the “Mid-Tier Holding Company”).

(ii)

The Mutual Holding Company will merge with and into the Mid-Tier Holding Company with the Mid-Tier Holding Company as the surviving entity (the “MHC Merger”) whereby the shares of Mid-Tier Holding Company common stock held by the Mutual Holding Company will be cancelled and Qualifying Depositors (e.g., certain depositors of the Bank) will constructively receive liquidation interests in the Mid-Tier Holding Company in exchange for their liquidation interests in the Mutual Holding Company.

(iii)

Immediately after the MHC Merger, the Mid-Tier Holding Company will merge with the Holding Company (the “Mid-Tier Merger”), with the Holding Company as the resulting entity. As part of the Mid-Tier Merger, the liquidation interests in Mid-Tier Holding Company constructively received by Qualifying Depositors will automatically, without further action on the part of the holders thereof, be exchanged for an interest in the Liquidation Account.

(iv)	Immediately after the Mid-Tier Merger, the Holding Company will offer for sale Holding Company Common Stock in the Offering.

(v)	The Holding Company will contribute at least 50% of the net proceeds of the Offering to the Bank in exchange for an interest in the Bank Liquidation Account.

New Jersey imposes corporation business tax on domestic and foreign corporations carrying on a trade or business in, or deriving income from sources within, New Jersey.1 The New Jersey corporation business tax is based on an entity’s entire net income.2 A corporation’s federal taxable income, without net operating losses and other special deductions and subject to certain modifications is deemed to be prima facie the entity’s entire net income for New Jersey corporation business tax purposes.3 New Jersey does not have a provision that brings it into general conformity with a particular version of federal tax law. However, the federal taxable income should be calculated pursuant to the Internal Revenue Code as currently in effect, because it refers to the amount that would be reported on line 28 of federal income tax as the New Jersey starting point.4 The modifications are provided in N.J. Rev. Stat. §54:10A-4(k) and N.J. Admin. Code §18:7-5.2. None of the modifications provided would apply to the tax-free reorganizations described in the federal opinion letter.

[1]	N.J. Rev. Stat. §54:10A-2
[2]	N.J. Rev. Stat. §54:10A-5(c)(1); N.J. Admin. Code §18:7-2.11
[3]	N.J. Rev. Stat. §54:10A-4(k); N.J. Admin. Code §18:7-5.1
[4]	N.J. Rev. Stat. §54:10A-4(k); Corporation Business Tax Instructions

New Jersey also imposes an personal income tax on New Jersey gross income of every resident individuals and nonresident individuals who have income derived from New Jersey sources. 5 New Jersey provides a list of items to compute New Jersey gross income, rather than using the amount reported on federal return.6 However, the statute provides that, in computing net gains or income from disposition of property for New Jersey gross income, the term “net gains or net income” should not include gains or income that are not recognized for federal income tax purposes.7 Further the statute provides that the term “sale, exchange or other disposition” should not include “the exchange of stock or securities in a corporation a party to a reorganization in pursuance of a plan of reorganization, solely for stock or securities in such corporation or in another corporation a party to the reorganization and the transfer of property to a corporation by one or more persons solely in exchange for stock or securities in such corporation if immediately after the exchange such person or persons are in control of the corporation.” The language suggests that New Jersey follows tax-free reorganizations described in the federal opinion letter.

You have provided us with a copy of the Federal Tax Opinion, dated March 8, 2021, regarding the Plan in which Luse Gorman, PC has opined that the various proposed transactions to be undertaken as part of the Plan will be treated for federal income tax purposes as “tax-free reorganizations” within the meaning of Sections 354 and 368(a)(1) of the Internal Revenue Code of 1986, as amended.

Our opinion regarding the New Jersey corporation business tax and certain New Jersey personal income tax consequences related to the Plan adopts and relies upon the facts, representations, assumptions, and conclusions as set forth in the Federal Tax Opinion and incorporates the capitalized terms contained in the Federal Tax Opinion.

Our opinion assumes that the final federal income tax consequences of the Plan will be those as described in the Federal Tax Opinion. Based upon that information, we render the following opinion with respect to the New Jersey corporation business tax, and certain personal income tax:

1.)

The federal income tax treatment of the Plan will be respected in the computation of the New Jersey income of the Mutual Holding Company, the Mid-Tier Holding Company and the Holding Company for purposes of the New Jersey corporation business tax.

2.)	The federal income tax treatment of the Plan should be respected in the computation of the gross income of a person required to file a New Jersey personal income tax return.

Our opinion regarding the New Jersey corporation business tax and certain New Jersey personal income tax consequences related to the Plan adopts and relies upon the facts, representations, assumptions, and conclusions as set forth in the Federal Tax Opinion and incorporates the capitalized terms contained in the Federal Tax Opinion.

Our opinion assumes that the ultimate federal income tax consequences of the Plan will be those as described in the Federal Tax Opinion.

Our opinion is as of the date of this letter and we have no responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

The opinions expressed herein are based solely upon our interpretation of New Jersey state tax law as interpreted by court decisions, and by rulings and procedures issued by the New Jersey Division of Taxation (“NJDOT”) as of the date of this letter.

Our opinion is not binding on the New Jersey Department of Treasury, NJDOT, and there can be no assurance that NJDOT will not take a position contrary to the conclusions reached in the opinion.

[5]	N.J. Rev. Stat. §54A:2-1
[6]	N.J. Rev. Stat. §54A:5-1
[7]	N.J. Rev. Stat. §54A:5-1(c)

The opinion expressed herein reflects our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinion expressed herein reflects what we regard to be the material New Jersey corporation business tax and certain New Jersey personal income tax effects to the Bank, Mutual Holding Company, Mid-Tier Holding Company, and Holding Company of the transaction as described herein; nevertheless, it is an opinion only and should not be taken as assurance of the ultimate tax treatment.

Should it finally be determined that the facts or the federal income tax consequences are not as outlined in the Federal Tax Opinion, the New Jersey corporation business tax and certain New Jersey personal income tax consequences and our New Jersey tax opinion may differ from what is contained herein. If any fact contained in this opinion letter or the Federal Tax Opinion changes to alter the federal tax treatment, it is imperative that we be notified in order to determine the effect on the New Jersey corporation business tax and certain New Jersey personal income tax consequences, if any.

Consent

We hereby consent to the filing of the opinion as an exhibit to the Mutual Holding Company’s Application for Conversion filed with the Federal Reserve Board and to the Holding Company’s Registration Statement on Form S-1 as filed with the SEC. We also consent to the references to our firm in the Prospectus contained in the Application for Conversion and Form S-1 under the captions “The Conversion and Offering-Material Income Tax Consequences” and “Legal Matters.”

Very truly yours,

/s/ Crowe LLP

Crowe LLP